UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-22628

               ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

              The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS EXPANDS IN BELGIUM

ARNHEM, THE NETHERLANDS — May 15, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced that it has acquired the Belgian engineering firm Luc Van de Sype bvba (VDS). VDS, located in Haaltert, Flanders is specialized in infrastructure projects, has 35 employees and gross revenues of € 3.5 million. Further financial details were not disclosed.

VDS, established in 1974 by engineer Luc Van de Sype, is active in four areas: infrastructure, hydraulics, spatial planning and mobility. The company predominantly operates for clients in the public sector (municipalities, cities, provinces) and for Aquafin — the water company of the Flemish government.

“VDS is a good addition to the ARCADIS activities in Belgium,” says Michiel Jaski, member of the Executive Board of ARCADIS. “This acquisition is a good step in the further strengthening of our position in the Belgian market: it gives us a foothold in a region in which we were not very well represented and brings in specialists with a solid reputation. On top of that VDS has excellent inroads with local governments, on which we can also capitalize with our other services.”

“This transaction provides good opportunities for our employees,” says Luc Van de Sype, founder and director of VDS. “ARCADIS is a strong, solid group which offers realistic growth opportunities to our staff. Our own expertise fits perfectly with that of ARCADIS and the multidisciplinary and international nature are an extra marketing instrument. Our clients will also stand to benefit considerably from the combined knowledge we can offer them.”

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,500 employees and € 1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 outside regular office hours please call +31-6-2706-1880; email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 16, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer